

DIVISION OF
CORPORATION FINANCE
Mail Stop 5546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

December 19, 2008

Via US Mail and facsimile

Mr. Joseph Tik Tung Wong
Chief Financial Officer and Treasurer
China Premium Lifestyle Enterprise, Inc.
c/o Mr. Jeffrey Taylor
Blank Rome LLP
One Logan Square
Philadelphia, PA 19103-6998

Re: China Premium Lifestyle Enterprise, Inc. (the "Company")
        Form 10-K for the year ended December 31, 2007
        File No.: 333-120807

Dear Mr. Wong:

        This letter is in response to your letters dated December 3, 2008 and December 10, 2008 related to your prior letter dated September 24, 2008 which we responded to on October 10, 2008. In our October 10, 2008 letter, we denied the Company's request for a waiver from including the separate financial statements of Ferrari Maserati Cars International Trading (Shanghai) Co., Ltd. ("FMC") from your Form 10-K for the year ended December 31, 2007. FMC was significant at a level greater than 20% for the year ended December 31, 2006 and was significant for the year ended December 31, 2007 only when considering the loss on disposal.

        In your letter dated December 10, 2008, you have proposed to include expanded disclosure in your notes to the financial statements in addition to the Rule 4-08(g) disclosure in lieu of providing the separate financial statements of FMC. Since the company sold all but 1% of its interest as of December 7, 2007, you have proposed to include the balance sheet of FMC as of November 30, 2007 and the operations for the eleven months ended November 30, 2007 in addition to the condensed balance sheet and income statement as of and for the year ended December 31, 2006.

        Based upon your unique facts and circumstances, the staff would not object if the Company amended its Form 10-K for the year ended December 31, 2007 to include the proposed disclosure provided supplementally in lieu of providing separate audited financial statements under Rule 3-09 of Regulation S-X. The staff's conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3403.

                                        Sincerely,

                                        Steven Jacobs
                                        Associate Chief Accountant